                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 14D-9

                               -----------------

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2,
                        A CALIFORNIA LIMITED PARTNERSHIP
                           (Name of Subject Company)


                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2,
                        A CALIFORNIA LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      N/A
                     (Cusip Number of Class of Securities)

                                -----------------

                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-2747

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)

                                -----------------

ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is Consolidated Capital Institutional Properties/2, a California limited partnership (the
"Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 300,000 of the outstanding Units at a purchase price of $50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated July 30, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) The Partnership's general partner is ConCap Equities, Inc., a Delaware corporation (the "General Partner"), and an affiliate of the Purchaser.

           Upon the Partnership's formation in 1983, Consolidated Capital Equities Corporation ("CCEC"), a Colorado corporation, was the corporate general partner and Consolidated Capital Management Company, a California general partnership, was the non-corporate general partner. As a result of a succession of agreements, CCEC became the Partnership's managing general partner. In 1988, through a series of transactions, Southmark Corporation acquired control of CCEC. In December 1988, CCEC filed for reorganization under Chapter 11 of the United States Bankruptcy Code. In 1990, as part of CCEC's reorganization plan, the General Partner acquired CCEC's general partner interests in the Partnership and in 15 other affiliated public limited partnerships (the "Affiliated Partnerships") and the General Partner replaced CCEC as the managing general partner of the Partnership (and as the managing general partner of each of the Affiliated Partnerships). The selection of the General Partner as the general partner of the Partnership (and of each of the Affiliated Partnerships) was approved by a majority of the Limited Partners in the Partnership (and by a majority of the limited partners in each of the Affiliated Partnerships) pursuant to solicitations commenced in August 1990. Insignia acquired the stock of the General Partner through two transactions in December 1994 and October 1995, and contributed that stock to IPT in December 1996 in connection with IPT's formation.

           The General Partner is a wholly-owned subsidiary of IPT. The Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP) and Insignia is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 68% of the outstanding common shares of IPT.

           For more than the past three years, Insignia Residential Group, L.P. ("IRG") and Insignia Commercial Group, Inc. ("ICG"), which are affiliates of Insignia and the Purchaser, have provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of the relationships described in the three preceding paragraphs, the General Partner has conflicts of interest in considering the Offer.

           Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership cash distributions of $10,000 in 1997 and $30,000 in 1995. There were no distributions made to the General Partner in 1996. The Partnership and CCEP/2 paid IRG and ICG property management fees for property management services in the amounts of approximately $881,000, $946,000 and $948,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and have paid IRG and ICG property management fees equal to $217,000 during the first three months of 1998. The Partnership and CCEP/2 reimbursed the General Partner, ConCap Holdings and their affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997, 1996 and 1995 in the amounts of $574,000, $654,000 and $708,000, respectively, and have reimbursed them in the amount of $153,000 through March 31, 1998. The reimbursement amount for the three months ended March 31, 1998 includes $11,000 which was paid to an affiliate of the General Partner for costs incurred in connection with construction oversight costs. The Partnership and CCEP/2 paid $380,000, $295,000 and $615,000 for the years ended December 31, 1997, 1996 and
1995, respectively, and $60,000 for the three months ended March 31, 1998, to an affiliate of the General Partner for commercial lease commissions. In addition, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of ConCap Holdings (which is an affiliate of the General Partner). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of ConCap Holdings for advisory and consulting services for the CCEP/2 Properties. Advisory fees paid pursuant to this agreement were $154,000, $154,000 and $178,000, respectively, for the years ended December 31, 1997, 1996 and 1995, and $42,000 for the three months ended March 31, 1998. For the period January 1, 1996 through August 31, 1997, the Partnership insured its properties under a master policy through an agency affiliated with the General Partner, but with an insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the then current year's master policy. That agent assumed the financial obligations to the affiliate of the General Partner who received payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from such arrangement was immaterial.

           As described above, the Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with IPT and the Purchaser. The General Partner also would have conflicts of interest including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and, if necessary, borrowings from its credit facility with a commercial bank and financial institution to make such contributions. See Section 12 of the Offer to Purchase. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

            If the Purchaser (which is an affiliate of the General Partner) is successful in acquiring more than 269,459 Units, IPT will own in excess of 50% of the total Units outstanding and, accordingly, will be able to control the outcome of all voting decisions with respect to the Partnership, including decisions regarding liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner or an individual general partner and mergers, consolidations and other extraordinary transactions. Even if the Purchaser acquires a lesser number of Units pursuant to the Offer, however, because IPT already owns (through IPLP) approximately 20.4% of the outstanding Units it will be able to significantly influence the outcome of all voting decisions with respect to the Partnership. This means that (i) non- tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and (ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner and in certain circumstances election of a new or successor general partner, dissolution of the Partnership, the sale of all or substantially all of the assets of the Partnership, and most types of amendments to the Limited Partnership Agreement. In general, IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interest of IPT, which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners.

           To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           (a) Except as described in Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

           (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain limited partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "Complaint") against Insignia, the General Partners (including the General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. As of the date of this Offer to Purchase, defendants have not served or filed a reply to the complaint. IPT and Insignia believe that the allegations contained in the Complaint are without merit and intend to vigorously contest the plaintiffs' action.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Form of cover letter to Limited Partners of the Partnership dated July 30, 1998.

           (b) None.

           (c) None.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1998

                           CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2, a California limited partnership

                                    By:  CONCAP EQUITIES, INC.
                                         Its General Partner


                                    By:  /s/ William H. Jarrard, Jr.
                                         ---------------------------------
                                         William H. Jarrard, Jr.
                                         President

                                   SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                    EFFECTED BY IPLP WITHIN THE PAST 60 DAYS


                                  Number of                  Price
          DATE                 Units Purchased              Per Unit
          ----                 ---------------              --------


         6/08/98                    7.80                     $31.10

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------

(a) Form of cover letter to Limited Partners from the Partnership dated July 30, 1998.

(b)           None.

(c)           None.

                                       9